UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SUNAMERICA GOLDMAN SACHS DIVERSIFIED YIELD FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Telephone Number (including area code): (800) 858-8850

Name and address of agent for service of process:

Gregory N. Bressler, Esq.

Senior Vice President and General Counsel

SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Copies to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Jersey City, and the State of New Jersey as of the 15th day of July, 2013.

SUNAMERICA GOLDMAN SACHS DIVERSIFIED YIELD FUND, INC.
(Name of Registrant)

By:	/s/ John T. Genoy
Name: John T. Genoy
Title: President

Attest:	/s/ Gregory N. Bressler
Name: Gregory N. Bressler
Title: Secretary

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